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                                                              Exhibit (a)(1)(xi)

                          Ironbridge Acquisition Corp.
                    Announces Completion of Tender Offer for
                              Pitt-Des Moines, Inc.

NEW YORK, NY, March 13, 2002 - Ironbridge Acquisition Corp., a wholly-owned subsidiary of Ironbridge Holding LLC, today announced that the remaining conditions to the consummation of Ironbridge Acquisition Corp's tender offer for all of the issued and outstanding shares of Pitt-Des Moines, Inc. ("PDM") at $33.90 per share in cash have been satisfied. The tender offer, as extended, expired at Midnight, Eastern Time, on Tuesday, March 12, 2002.

         On February 7, 2002, Ironbridge commenced the tender offer to purchase all of the issued and outstanding shares of PDM's common stock. The tender offer is the first step in a merger transaction that will result in Ironbridge Acquisition Corp. being merged with and into PDM and PDM becoming a wholly-owned subsidary of Ironbridge Holding LLC.

         At the expiration of the tender offer, 7,373,628 shares, totaling over 96.78% of the issued and outstanding shares of PDM, had been tendered in the tender offer. Ironbridge needed at least an 80% tender rate to move forward with its plans to acquire PDM without scheduling a meeting of PDM's stockholders.

         Payment for the shares tendered will be made promptly. In the case of shares tendered by the guaranteed delivery procedures, payment will be made promptly after timely delivery of shares and the other required documentation.

         Ironbridge also plans to file today with the Securities and Exchange Commission a Form 15 (Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934) and to request that the American Stock Exchange de-list PDM's common stock. As a result, the American Stock Exchange will suspend trading in PDM's common stock effective today.